Exhibit 99.11

PRESS RELEASE

Germany: TotalEnergies Wins Further Maritime Lease in the

North Sea to Develop 1.5 GW of Offshore Wind

Paris, June 21, 2024 – TotalEnergies, as shareholder of Offshore Wind One GmbH, has been awarded the maritime concession N-11.2 by the German Federal Network Agency, following auctions held in Germany.

Located in the North Sea, around 120 kilometers north-west of the German island of Heligoland, concession N-11.2 (1.5 GW) covers an area of around 156 square kilometers. This success will enable TotalEnergies to build a 3.5 GW offshore wind hub in German North Sea, taking benefit of the synergies between this new lease and the 2 GW concession N-12.1 won last year.

Under the terms of this award, Offshore Wind One GmbH will pay, at the latest in June 2025, the German Federal government €196 million, which will be allocated to marine conservation and the promotion of environmentally friendly fishing. An annual contribution of €88 million will also be paid to the electricity transmission system operator in charge of connecting the project, for a term of twenty years starting from the commissioning of the site.

The concession will run for a term of 25 years, extendable to 35 years.

“Building upon the successful award of concession N-12.1 in the German North Sea last year, the award of the N-11.2 site will enable TotalEnergies to establish a 3.5 GW offshore wind energy hub, building on the quality of both sites and taking advantage of the development and operational synergies between them. This marks a new step for the deployment of TotalEnergies Integrated Power strategy in Germany after the acquisition of Quadra Energy, one of the top 3 aggregators of renewable electricity production and of Kyon Energy, a prominent developer of battery storage solutions. TotalEnergies is also very pleased to contribute to Germany’s decarbonisation targets,” said Stéphane Michel, President Gas Renewable and Power of TotalEnergies.

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TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

TotalEnergies and offshore wind

TotalEnergies’ portfolio in offshore wind has a total capacity of more than 16 GW, with most farms bottom-fixed. These projects are located in the United Kingdom (Seagreen, Outer Dowsing, West of Orkney, Erebus), South Korea (Bada), Taiwan (Yunlin, Haiding 2), France (Eolmed), the United States (Attentive Energy and Carolina Long Bay), and Germany (N-12.1 and 0-2.2).

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).